SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 9)*

American Railcar Industries, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

02916P103
(CUSIP Number)

Andrew Langham, Esq.
General Counsel
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 SCHEDULE 13D
Item 1.          Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2006 by the Reporting Persons, as previously amended by Amendments No. 1 through 8 (collectively, the “Schedule 13D”), with respect to the shares of common stock, $0.01 par value per share (the “Shares”), of American Railcar Industries, Inc., a North Dakota corporation (the “Issuer”), is hereby further amended to furnish the additional information set forth herein.  IEH ARI Holdings LLC, a Delaware limited liability company, is the record owner of 11,871,268 Shares and is one of the Reporting Persons (“IEH ARI Holdings”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.          Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Agreement and Plan of Merger

On October 22, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with STL Parent Corp., a Delaware corporation (the “Parent”), pursuant to which a to be formed North Dakota corporation that will be a wholly-owned subsidiary of Parent (“Merger Sub”), will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation in the merger (the “Merger”).  Following the consummation of the Merger, the Issuer will be a wholly-owned subsidiary of Parent.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of the Issuer issued and outstanding immediately prior to the Effective Time (each, a “Share”), will be cancelled and each such Share (other than (i) Shares owned by Parent, Merger Sub or any of their respective subsidiaries or affiliates (other than the Issuer), (ii) Shares owned by the Issuer or the Issuer’s subsidiaries, or (iii) Shares owned by holders who have properly exercised appraisal rights under North Dakota law) will be converted into the right to receive $70.00 per Share in cash, without interest (the “Merger Consideration”).  The Merger Consideration may be increased in the event that penalty interest is determined to be payable as a result of Parent’s failure to timely deposit funds into escrow. Accordingly, at the Effective Time, the Shares held by the Reporting Persons will be converted into the right to receive the Merger Consideration.

The closing of the transactions contemplated by the Merger Agreement are subject to customary conditions, including, among other things (i) receiving the required approval of the Issuer’s stockholders, which approval was effected through the written consent (the “Written Consent”) of IEH ARI Holdings that was delivered in connection with the Voting Agreement (as defined below), and (ii) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The foregoing description of the Merger Agreement, does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 1 and is incorporated by reference herein.

Voting Agreement

In connection with the execution of the Merger Agreement, Parent, IEH ARI Holdings and the other Reporting Persons entered into a voting agreement (the “Voting Agreement”).  Subject to the terms and conditions set forth in the Voting Agreement, the Reporting Persons agreed, among other things, to vote the Shares over which they have voting power in favor of the adoption of the Merger Agreement, the Merger and the other transactions contemplated thereby, including, but not limited to, by IEH ARI Holdings delivering the Written Consent to Parent on the date hereof; provided that the Written Consent does not become effective and shall be deemed null and void if, at any time prior to the Written Consent Effective Time, which is November 26, 2018, the Merger Agreement has been terminated in accordance with its terms.

The Voting Agreement also contains certain restrictions on the transfer of Shares by the Reporting Persons and includes a waiver of appraisal rights by the Reporting Persons.  The Voting Agreement will terminate upon the earliest to occur of:  (i) the mutual written consent of the parties to the Voting Agreement, (ii) the Effective Time, (iii) the termination of the Merger Agreement in accordance with its terms, or (iv) the time of any modification, waiver or amendment of the Merger Agreement that reduces or changes the form of the Merger Consideration payable pursuant to the Merger Agreement as in effect on the date on which the Voting Agreement was entered into or which is otherwise adverse to the Reporting Persons in any material respect, in each case, without the prior written consent of the Reporting Persons.  In the event that the Merger Agreement is terminated due to a Change of Board Recommendation (as defined in the Merger Agreement) in connection with a Superior Proposal (as defined in the Merger Agreement), the Voting Agreement will automatically terminate.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 2 and is incorporated by reference herein.

Press Release

On October 22, 2018, Icahn Enterprises L.P. issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 3 and is incorporated by reference herein.

Item 5.          Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)          The Reporting Persons may be deemed to beneficially own, in the aggregate, 11,871,268 Shares, representing approximately 62.2% of the Issuer’s outstanding Shares (based upon the 19,083,878 Shares stated to be outstanding as of the date hereof by the Issuer in the Merger Agreement).

(b)          Each of the Reporting Persons has shared voting power and shared dispositive power with regard to such Shares.  Each of the Reporting Persons may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which are held directly by IEH ARI Holdings.  Each of the Reporting Persons (other than IEH ARI Holdings) disclaims beneficial ownership of such Shares except to the extent of such Reporting Person’s indirect pecuniary interest therein.

(c)          Other than as specifically set forth herein with respect to the Merger Agreement and Voting Agreement, there have been no transactions with respect to Shares effected during the past 60 days by any of the Reporting Persons.

(d)          Not applicable.

(e)          Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following at the end thereof:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7.          Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1.
Agreement and Plan of Merger, dated as of October 22, 2018, by and between STL Parent Corp. and American Railcar Industries, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of American Railcar Industries, Inc. filed with the Commission on October 22, 2018).

2.
Voting Agreement, dated as of October 22, 2018, by and among STL Parent Corp. and the Stockholders and Beneficial Owners listed on the signature pages thereto (incorporated by reference to Exhibit B to the Merger Agreement).

3.	Press Release of Icahn Enterprises L.P. dated October 22, 2018.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 22, 2018

IEH ARI HOLDINGS LLC

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

ICAHN BUILDING LLC

By:	Icahn Enterprises Holdings L.P., its sole member

By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.

By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

[Signature Page to Amendment to Schedule 13D – American Railcar Industries, Inc.]

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

BECKTON CORP.

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page to Amendment to Schedule 13D – American Railcar Industries, Inc.]

Exhibit Index

Exhibit No.	Description of Exhibit

1.
Agreement and Plan of Merger, dated as of October 22, 2018, by and between STL Parent Corp. and American Railcar Industries, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of American Railcar Industries, Inc. filed with the Commission on October 22, 2018).

2.
Voting Agreement, dated as of October 22, 2018, by and among STL Parent Corp. and the Stockholders and Beneficial Owners listed on the signature pages thereto (incorporated by reference to Exhibit B to the Merger Agreement).

3.	Press Release of Icahn Enterprises L.P. dated October 22, 2018.